# Exhibit B

1. Shares in Series. The Corporation shall have 600,000 shares of authorized stock designated as "Series A Preferred Stock" (the "Series A Preferred-Stock"). The shares of Series A Preferred Stock shall have a par value of $.001 per share. The privileges, preferences, and rights of the Series A Preferred Stock shall be as follows.

2. Voting Rights. The holders of record of said shares of Series A Preferred Stock shall not be entitled to any votes per share at all meetings of shareholders of the Corporation.

3. Conversion Rights. Each share of Series A Preferred Stock shall be convertible, at the option of the holder, without the payment of any additional consideration, into of shares of Common Stock based on a conversion ratio of 10 shares of common stock for each share of Series A Preferred Stock. The Series A Preferred Stock is not convertible unto common stock until after two (2) years from date of issue.

4. Conversion Procedures.

(a) To exercise the conversion privilege, each holder of Series A Preferred Stock shall surrender the certificate or certificates representing shares being converted to the Corporation at its principal office, and shall give written notice to the Corporation at that office that such holder elects to convert such shares. Such notice shall state the name or names, with address or addresses, in which the certificate or certificates for shares of Common Stock issuable upon such conversion shall be issued. The certificate or certificates for shares of Series A Preferred Stock surrendered for conversion shall be accompanied by proper assignment thereof to the Corporation or in the blank. The date when such written notice is received by the Corporation, together with the certificate or certificates representing the shares of Series A Preferred Stock being converted, shall be the "Series A Conversion Date."

(b) As promptly as practicable after the Series A Conversion Date, the Corporation shall issue and shall deliver to the holder of the shares of Series A Preferred Stock being converted, or on its written order, such certificate or certificates as it may request for the number of whole shares of Common Stock (rounding up any fractional share to the next whole number of shares) issuable upon the conversion of such shares of Series A Preferred Stock. Such conversion shall be deemed to have been effected immediately prior to the close of business on the Series A Conversion Date, and at such time the rights of the holder as holder of the converted shares of Series A Preferred Stock shall cease and the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares of Common Stock represented thereby. In the event some but not all of the shares of Series A Preferred Stock represented by a certificate or certificates surrendered by a holder are converted, the Corporation shall execute and deliver to or on the order of the holder, at the expense of the Corporation, a new certificate representing the shares of Series A Preferred Stock that were not converted.

5. Other Matters. The holders of the shares of Series A Preferred Stock will have no other rights other than as established by applicable corporate law, no pre-emptive, redemption or other rights.